UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

SunLink Health Systems, Inc.
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
86737U102
(CUSIP Number)
Jared S. Bluestein
Berggruen Holdings North America Ltd.
1114 Avenue of the Americas, 41st Floor
New York, New York 10036
(212) 380-2235
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
-with a copy to-
Clifford E. Neimeth, Esq.
Greenberg Traurig, LLP
The MetLife Building
200 Park Avenue
New York, NY 10166
(212) 801-9200
January 11, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	86737U102

1	NAMES OF REPORTING PERSONS Berggruen Holdings North America Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		704,039 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

704,039 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	86737U102

1	NAMES OF REPORTING PERSONS Medici I Investments Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virign Islands

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		704,039 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

704,039 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	86737U102

1	NAMES OF REPORTING PERSONS Berggruen Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		704,039 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

704,039 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	86737U102

1	NAMES OF REPORTING PERSONS Tarragona Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		704,039 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

704,039 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	86737U102

1	NAMES OF REPORTING PERSONS Nicolas Berggruen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		704,039 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

704,039 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	86737U102

1	NAMES OF REPORTING PERSONS Resurgence Health Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia, United States

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0- (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	86737U102

1	NAMES OF REPORTING PERSONS Philip H. Eastman, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		100 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0- (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	86737U102

1	NAMES OF REPORTING PERSONS Anne S. Thompson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0- (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

-0- (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

704,139 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

     Explanatory Note: This Amendment No. 2 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of Berggruen Holdings North America Ltd., a British Virgin Islands (“BVI”) business company (“Berggruen”), Medici I Investments Corp., a BVI business company, Berggruen Holdings Ltd., a BVI business company, Tarragona Trust, a BVI trust, Nicolas Berggruen, a United States citizen, Resurgence Health Group, LLC, a Georgia limited liability company, Philip H. Eastman, III, a United States citizen, and Anne S. Thompson, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on November 7, 2007 and as amended by Amendment No. 1 thereto filed jointly by the Reporting Persons with the SEC on December 10, 2007 (as amended, the “Statement”), with respect to the Common Stock, without par value (the “Common Stock”), of SunLink Health Systems, Inc., an Ohio corporation (the “Issuer”).
     Items 4 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.
Item 4. Purpose of Transaction.
     Item 4 of the Statement is hereby amended to add the following:
     On January 11, 2008, Sutherland Asbill & Brennan LLP, counsel to Resurgence Health Group, LLC, submitted to Howard E. Turner, Esq. of Smith Gambrell & Russell, a director of the Issuer and special counsel to the Special Committee of the Board, a letter dated January 11, 2008, a copy of which is filed herewith as Exhibit 4 and is incorporated herein in its entirety by reference.
     On January 11, 2008, Berggruen submitted to the Board a letter dated January 11, 2008, a copy of which is filed herewith as Exhibit 5 and is incorporated herein in its entirety by reference (the “Berggruen Letter”). Among other things, the Berggruen Letter stated that a written demand was concurrently being made to the Issuer, pursuant to Ohio Revised Code Section 1701.37(C), to inspect certain corporate books and records and other documents of the Issuer described in the written demand, a copy of which is filed herewith as Exhibit 6 and is incorporated herein in its entirety by reference.
     The Reporting Persons intend to review their investment in the Common Stock on a continuing basis and, from time to time, may engage in further discussions with the Issuer’s senior executives and members of the Board concerning the foregoing. The Reporting Persons also intend to communicate with other shareholders of the Issuer, industry analysts and other constituents concerning the foregoing and to express their views of the Issuer, its management and the Board.
     Depending on various factors including, without limitation, the Issuer’s financial performance and strategic direction, the outcome of the discussions and actions referenced above, price levels of the Common Stock, developments affecting the Issuer and its prospects, conditions in the securities markets and general economic and industry conditions, the Reporting

Persons may in the future consider and take various courses of action with respect to the Issuer, its Board and its management and their investment in the Issuer, and the Reporting Persons may exercise any and all of their respective rights as shareholders of the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock, encouraging the Issuer to take action to maximize shareholder value through one or more strategic transactions and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
     Except as set forth in the Statement and in this Amendment No. 2, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the matters referred to in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 7. Materials to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated November 7, 2007 (incorporated by reference to Exhibit 1 to the Statement filed by the Reporting Persons with respect to the Issuer on November 7, 2007).

Exhibit 2	Limited Power of Attorney, dated June 23, 2006, given by Maitland Trustees Limited, as trustee of the Tarragona Trust, to Jared Bluestein (incorporated by reference to Exhibit 2 to the Statement filed by the Reporting Persons with respect to the Issuer on November 7, 2007).

Exhibit 3	Limited Power of Attorney, dated August 10, 2007, given by Nicolas Berggruen to Jared Bluestein (incorporated by reference to Exhibit 3 to the Statement filed by the Reporting Persons with respect to the Issuer on November 7, 2007).

Exhibit 4	Letter dated January 11, 2008 from Sutherland Asbill & Brennan LLP to Howard E. Turner, Esq. of Smith Gambrell & Russell.

Exhibit 5	Letter dated January 11, 2008 from Berggruen Holdings North America Ltd. to the Board.

Exhibit 6	Written Demand to Inspect Books and Records pursuant to Ohio Revised Code Section 1701.37(C), dated January 11, 2008.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: January 11, 2008

Berggruen Holdings North America Ltd.
By:	/s/ Jared S. Bluestein
	Name:	Jared S. Bluestein
	Title:	Director

Medici I Investments Corp.
By:	/s/ Jared S. Bluestein
	Name:	Jared S. Bluestein
	Title:	Director

Berggruen Holdings Ltd.
By:	/s/ Jared S. Bluestein
	Name:	Jared S. Bluestein
	Title:	Director

Tarragona Trust By: Maitland Trustees Limited, as Trustee
By:	/s/ Jared S. Bluestein
	Name:	Jared S. Bluestein
	Title:	Authorized Signatory

*
Nicolas Berggruen

Resurgence Health Group, LLC
By:	/s/ Philip H. Eastman, III
	Name:	Philip H. Eastman, III
	Title:	Chief Executive Officer

/s/ Philip H. Eastman, III
Philip H. Eastman, III

/s/ Anne S. Thompson
Anne S. Thompson

*	The undersigned, by signing his name hereto, does sign and execute this Statement pursuant to the Limited Power of Attorney executed by Nicolas Berggruen filed as Exhibit 3 to this Statement.

Dated: January 11, 2008	*By:	/s/ Jared S. Bluestein, Attorney-in-Fact
Jared S. Bluestein

EXHIBIT 4
January 11, 2008
VIA EMAIL (HTurner@SGRLAW.COM)
AND HAND DELIVERY
Howard E. Turner, Esq.
Smith Gambrell & Russell, LLP
Suite 3100, Promenade II
1230 Peachtree Street, N.E.
Suite 3100
Atlanta, GA 30309

Re:	Resurgence Health Group, LLC (“Resurgence”) — Offer to Acquire SunLink Health Systems, Inc. (“SunLink”)
Dear Howard:
     We are writing to you in your capacity as Special Counsel to the Special Committee of the Board of Directors of SunLink (the “Board). As you know, on November 7, 2007, Resurgence submitted a letter to the Board of SunLink, pursuant to which Resurgence offered to purchase in a statutory merger transaction all of the outstanding shares of common stock of SunLink at a cash price of $7.50 per share (the “Offer”). Furthermore, as indicated in the letter and in a Schedule 13D filed with the United States Securities and Exchange Commission, Berggruen Holdings North America Ltd and certain of its affiliates (collectively, “Berggruen”), the second largest shareholder of SunLink, has teamed with Resurgence and has agreed to provide the equity financing necessary to enable Resurgence to consummate the transaction.
     When the SunLink Board failed to respond substantively to the Offer by December 7, 2007, Resurgence sent a second letter to the Board, pursuant to which Resurgence expressed its surprise and frustration with the lack of a substantive response from the Board and requested a meeting with the Board to discuss the Offer. Additionally, when we spoke about this matter on December 18, 2007 you advised me that the Board had appointed a Special Committee to evaluate the Offer and that we would get a response “in due course.” You declined my request for such a meeting and, to my surprise, you declined to supply me with the names of the directors who comprise the Special Committee.

Howard E. Turner, Esq.
January 11, 2008

     Although more than 60 days have passed since the making of the Offer, no response whatsoever has come either from the Board or the Special Committee. Further, I understand that representatives of Resurgence and Berggruen have also attempted to initiate communications with certain Board members regarding the Offer, but have been rebuffed. Our client and Berggruen understand that Robert Thornton views the Offer as a mere “nuisance,” indicating that the Board has not given any serious or substantive consideration to the Offer in derogation of its fiduciary duties to SunLink’s shareholders, despite the fact that the Offer represents a 24% premium above the market price of SunLink’s common stock at a time when SunLink’s financial performance and stock price have been in steady and persistent decline. As such, our client believes the offer represents a value-maximizing opportunity for the shareholders.
     The Board’s refusal to take action to become adequately informed regarding the Offer is also contrary to SunLink’s November 8, 2007 press release stating that the Board would consider and respond to the Offer in a reasonable period of time.
     Our client is frustrated with the Board’s inaction with respect to the Offer and believes that such inaction evidences management’s desire to remain entrenched at the expense of SunLink’s shareholders. The combination of SunLink’s Shareholders Rights Agreement, which was unilaterally adopted by the Board (without many important Institutional Shareholder Services’ recommended features), its classified Board structure and the supermajority vote provisions contained in its Code of Regulations further underscore our client’s concerns about management’s priorities and bring into question whether the Board is complying with its fiduciary duties to act in the best interests of SunLink’s shareholders. Our concerns are amplified by the longstanding close personal relationships between management and certain Board members. Of even more concern may be relationships between management and members of the Special Committee. Of course, we cannot assess this latter matter since we do not know who is on the Special Committee. However, we certainly hope that there does not exist any relationship which would impugn the integrity and independence of the Special Committee in this process.
     As I believe we discussed when we spoke on December 18, 2007, this should not be a matter that results in acrimonious, contested and protracted claims. However, please understand that our client and its partner Berggruen have not made the offer to create a nuisance; in fact, they are very serious about pursuing this acquisition. A continuation of the Board’s tactic of “stonewalling” will not cause our clients to walk away from this transaction. We strongly urge the Board to proceed in good faith, consistent with its fiduciary duties to SunLink’s shareholders. Accordingly, our client again requests a meeting with the Special Committee to discuss the Offer as soon as possible.

Howard E. Turner, Esq.
January 11, 2008

     We would appreciate hearing from you promptly so that we can proceed to the next step in this process, and we look forward to working with you in the near future.

cc:	Mr. Jared S. Bluestein (Berggruen Holdings North America Ltd.) Clifford Neimeth, Esq. (Greenberg Traurig) Clifford Roe, Esq. (Dinsmore & Stohl) Mr. Philip H. Eastman, III Ms. Anne S. Thompson

EXHIBIT 5
BERGGRUEN HOLDINGS NORTH AMERICA LTD.
1114 Avenue of the Americas, 41st Floor
New York, New York 10036
(212) 380-2235
January 11, 2008
BY FACSIMILE AND OVERNIGHT MAIL
The Board of Directors
SunLink Health Systems, Inc.
900 Circle 75 Parkway, Suite 1120
Atlanta, Georgia 30339
Ladies and Gentlemen:
     As you are aware, Berggruen Holdings North America Ltd. (“Berggruen”) is the beneficial owner of 704,139 shares of common stock, without par value (the “Common Stock”), of SunLink Health Systems, Inc. (“SunLink”), representing approximately 9.4% of the outstanding shares of Common Stock.
     We are in receipt of the letter dated January 11, 2008, from Sutherland Asbill & Brennan LLP, counsel to Resurgence Health Group, LLC (“Resurgence”), to Howard E. Turner, Esq., a copy of which accompanies this letter. As your second largest shareholder, we are appalled by the matters referred to in that letter.
     In short, we are extremely disappointed that more than two months have elapsed since Resurgence submitted on November 7, 2007 its $7.50 per share, substantial 24% premium offer, backed by us, to effect a cash merger transaction that would result in immediate liquidity and maximum value for all of your shareholders, while you, the Board, continue to watch SunLink’s business, financial performance and stock price stagnate and deteriorate. At a minimum, we would have thought that even your most basic adherence to your fiduciary duties to all of your shareholders would have required you, the Board, to respond to our repeated requests to you and executive management to meet with us and Resurgence to become fully informed about our offer. Instead, you have chosen to substantively ignore our offer in disregard of your fiduciary duties and contrary to your own public statements that you, the Board, would consider and respond to the offer in a reasonable period of time (see your own Current Report on Form 8-K dated November 7, 2007 and your press release dated November 8, 2007 filed therewith).
     It belies good faith, if not common courtesy, for you to remain silent for more than two months and give no good faith consideration whatsoever to the offer or to even attempt to substantively respond thereto, taking into account the best interests of all of your shareholders.

     We are deeply concerned about the composition of your so-called “Special Committee”. While we have been unable to identify the members thereof (because you have not publicly disclosed their identity), in view of the material business, social and personal relationships that exist among various SunLink directors and senior management, including the personal relationship between Howard E. Turner (supposed “independent” counsel to the Special Committee) and executive management, we seriously question the independence of such committee and its legal advisors.
     Notwithstanding your failure to initiate any process or undertake any dialogue with Resurgence or us to date to better understand the offer, we and Resurgence remain prepared to meet with you, the Board, and SunLink’s executive management as soon as possible to discuss the offer in detail and to fully and openly respond to all questions you might (and, in accordance with your fiduciary duties, should) have regarding the offer.
     We urge you to act not in your own self-interests or in a manner beholden to management, but instead, in the best interests of all of your shareholders by contacting us promptly and meeting with us as soon as possible.
     On behalf of all SunLink shareholders, we demand that a true and legitimate independent committee of SunLink directors, with independent outside professional advisors, be established to properly evaluate our offer, advise the Board of its fiduciary duties and act in the best interests of all SunLink shareholders.
     To facilitate and better communicate with fellow SunLink shareholders regarding SunLink’s business, affairs and management, submitted herewith under separate cover is a written demand, pursuant to Ohio Revised Code Section 1701.37(C), to inspect the books and records and other documents of SunLink described therein.
     We expect to hear from you promptly and look forward to meeting with each of you and with management as soon as possible.

Very truly yours, Berggruen Holdings North America Ltd.
By:	/s/ Jared Bluestein
	Name:	Jared Bluestein
	Title:	Chief Operating Officer

cc:	Robert M. Thornton, Jr., CEO SunLink Health Systems, Inc.

Philip H. Eastman, III, President Resurgence Health Group, LLC

Clifford E. Neimeth, Esq. Greenberg Traurig, LLP

Clifford Roe, Esq. Dinsmore & Shohl, LLP

Charles Ganz, Esq. Sutherland Asbill and Brennan

EXHIBIT 6
Cede & Co.
c/o The Depository Trust Company
55 Water Street
New York, NY 10041
January 11, 2008
BY FACSIMILE AND CERTIFIED MAIL
SunLink Health Systems, Inc.
900 Circle 75 Parkway, Suite 1120
Atlanta, Georgia 30339
Attention: Secretary

Re:	Written Demand to Inspect Books and Records
Pursuant to Ohio Revised Code Section 1701.37(C)
Ladies and Gentlemen:
     Cede & Co., the nominee of the Depository Trust Company (“DTC”), is a shareholder of record of shares of common stock, without par value (the “Common Stock”), of SunLink Health Systems, Inc., an Ohio corporation (“SunLink”). DTC is informed by its participant, Goldman Sachs & Co. Inc. (“GSCO”), that on the date hereof 704,039 of such shares of Common Stock (the “Shares”) credited to GSCO’s DTC account are beneficially owned by Berggruen Holdings North America Ltd. (“Berggruen”). Cede & Co. have been informed by GSCO who was informed by their client Berggruen that the Shares represent approximately 9.4% of the outstanding shares of Common Stock.
     At the request of GSCO on behalf of Berggruen, Cede & Co., as shareholder of record of the Shares, hereby demands the right, pursuant to Ohio Revised Code (“ORC”) Section 1701.37(C), during the usual hours for business, to inspect, in person or by agents or attorneys, the following documents of SunLink and to make copies or extracts therefrom:
     1.     All minutes of the incorporators, shareholders, directors, officers, committees of directors and all other minutes which are required to be kept as correct and complete records of SunLink under ORC Section 1701.37(A), including, but not limited to, the following: (a) all minutes of the Audit Committee of SunLink’s Board of Directors, (b) all minutes of the Executive Committee of SunLink’s Board of Directors, (c) all minutes of the Executive Compensation Committee of SunLink’s Board of Directors, (d) all minutes of the Special Committee of SunLink’s Board of Directors formed as a result of the offer letter from Resurgence Health Group, LLC dated

November 7, 2007, (e) all minutes with respect to the adoption in February 2004, and the maintenance to date, of SunLink’s Shareholder Rights Agreement, dated February 8, 2004, (f) all minutes of all Nominating Committees of SunLink’s Board of Directors and (g) all minutes of all officers of SunLink;
     2.     The Articles and Code of Regulations of SunLink, in each case as amended through and including the date hereof and as may be subsequently amended from and after the date hereof;
     3.     The records of SunLink’s shareholders (including all records setting forth the record and beneficial owners thereof, including all “NOBO” and “COBO” lists, to the extent in SunLink’s possession), as of the most recent practicable date, showing their names and addresses and the number and class of shares of capital stock of SunLink issued or transferred of record to or by them from time to time;
     4.     The complete and correct books and records of account of SunLink, required to be kept under ORC Section 1701.37(A), including, but not limited to, the following: (a) all records of SunLink’s internal control and disclosure control practices, policies and procedures, and all corporate, management and Audit Committee assessments thereof, (b) SunLink’s corporate governance policies and codes, all as described and attested to in SunLink’s periodic reports and proxy statements filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, (c) all records in connection with the administration of SunLink’s Code of Conduct, including all records of the enforcement thereof, (d) all management letters from SunLink’s auditors and (e) all records containing the names and home addresses of each of the members of the Board of Directors of SunLink; and
     5.     Voting trust agreements, if any, on file with SunLink.
     Cede & Co. has also been advised by Berggruen that the specific purpose for requesting the opportunity to examine the above described documents is to facilitate and enable Berggruen to better communicate with fellow SunLink shareholders regarding SunLink’s business, affairs and management.
     Cede & Co. hereby requests that this examination be conducted at the earliest mutually convenient time and place. Cede & Co. hereby designates and authorizes Clifford E. Neimeth, Esq. of Greenberg Traurig, LLP, The MetLife Building, 200 Park Avenue, New York, New York 10166, outside counsel to Berggruen, and/or any other person or persons designated by him, to conduct the examination and copying herein demanded. It is requested that Mr. Neimeth and/or his designee be given access to all such books and records as they exist in the State of Georgia or in any other state or jurisdiction and that they have sufficient opportunity to examine and copy the records. Please contact Mr. Neimeth of Greenberg Traurig, LLP at (212) 801-9383 as soon as possible to coordinate this examination.

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     While Cede & Co., is furnishing this demand as the shareholder of record of the Shares, it does so at the request of GSCO on behalf of Berggruen and only as a nominal party for the true party in interest, Berggruen. Cede & Co. has no interest in this matter other than to take those steps that are necessary to ensure that Berggruen is not denied its rights under Ohio law as the beneficial owner of the Shares, and Cede & Co. assumes no further responsibility in this matter.
     Please direct any questions regarding this written demand pursuant to ORC Section 1701.37(C) to Clifford E. Neimeth, Esq. of Greenberg Traurig, LLP at the above-referenced address and telephone number.

Very truly yours, Cede & Co.
By:	/s/ Peter J. Gleeson
	Name:	Peter J. Gleeson
	Title:	Partner

cc:	Jonathan R. Shapiro
Goldman Sachs & Co. Inc.

Jared Bluestein, Chief Operating Officer
Berggruen Holdings North America Ltd.

Philip H. Eastman, III, President
Resurgence Health Group, LLC

Clifford E. Neimeth, Esq.
Greenberg Traurig, LLP

Clifford Roe, Esq.
Dinsmore & Shohl, LLP

Charles Ganz, Esq.
Sutherland Asbill and Brennan

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